UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reynolds Advisory Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 Wilshire Blvd. Suite 920
(No. and Street)

Los Angeles	CA	90036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Reynolds 626-316-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding & Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry St., Suite 1050	Glendale	Colorado	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Reynolds_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Reynolds Advisory Partners, LLC_____, as
of December 31_____, 20 18_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____none :_____

_____

_____

_____

Signature

President

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 26th day
of February, 20 19, by Douglas Edward
Reynolds_____, proved to me on the basis
of satisfactory evidence to be the person(s) who appeared before me.
Signature Ramona Robinson (Seal)



RAMONA ROBINSON
Notary Public – California
Los Angeles County
Commission # 2200337
My Comm. Expires Jun 5, 2021

REYNOLDS ADVISORY PARTNERS, LLC
(SEC File No. 8-67918)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2018
and Report of Independent Registered Accounting Firm on Exemption Report
and Independent Accountants' Agreed-Upon Procedures Report on
Schedule of Assessment and Payments (Form SIPC-7)

REYNOLDS ADVISORY PARTNERS, LLC

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Reynolds Advisory Partners, LLC
Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reynolds Advisory Partners, LLC (a limited liability company) as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reynolds Advisory Partners, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Reynolds Advisory Partners, LLC's management. Our responsibility is to express an opinion on Reynolds Advisory Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Reynolds Advisory Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Reynolds Advisory Partners, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Reynolds Advisory Partners, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 24, 2019

REYNOLDS ADVISORY PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
Year Ended Dec. 31, 2018

ASSETS

CURRENT ASSETS:

Cash and Cash Equivalents	$	138,018.78
Accounts Receivable		0.00
Prepaid Expenses		7,479.17
Total Current Assets		145,497.95

PROPERTY AND EQUIPMENT, at cost:

Equipment	33,357.79
Furniture	20,319.58
	53,677.37
Less Accumulated Depreciation	53,677.37
Net Property and Equipment	0.00

OTHER ASSET:

Deposit	4,179.39

TOTAL ASSETS	$	149,677.34

See Accountant's Accompanying Notes

-3-

REYNOLDS ADVISORY PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
Year Ended Dec. 31, 2018

CURRENT LIABILITIES:		
Accrued Expenses	$	8,975.44
Total Current Liabilities		8,975.44
MEMBER'S EQUITY		140,701.90
TOTAL LIABLIITIES AND MEMBER'S EQUITY	$	149,677.34

See Accountant's Accompanying notes

REYNOLDS ADVISORY PARTNERS, LLC
STATEMENT OF OPERATIONS
Year Ended Dec. 31, 2018

REVENUES:

Advisory Services	$	2,308,009.00
Interest Income		192.79
		2,308,201.79

OPERATING EXPENSES:

Salaries, Taxes and Benefits	1,196,658.95
Commissions	558,612.80
Rent	112,870.69
Computer and Internet	79,183.25
Office Expense	29,060.86
Professional fees	84,490.71
Travel	23,038.95
Telephone	12,509.97
Advertising	45,359.76
Automobile Expense	23,536.41
Miscellaneous	20,435.03
Business Licenses & Permits	0.00
Regulatory fees	6,159.87
Insurance	6,160.16
Total Operating Expenses	2,198,077.41
Net Profit/Loss	110,124.38

See Accountant's Accompanying Notes

REYNOLDS ADVISORY PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

BALANCE, JANUARY 1, 2018	116,577.52
Member Distribution	(86,000.00)
Net Profit/Loss	110,124.38
BALANCE, DECEMBER 31, 2018	140,701.90

See Accountant's Accompanying Notes

REYNOLDS ADVISORY PARTNERS, LLC
STATEMENT OF CASH FLOWS
Year Ended Dec. 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (Loss)	$	110,124.38

Adjustements to reconcile Net Income (Loss) to Net Cash used by operations:
Increase (decrease) in cash resulting from changes in:

Accounts Receivable		46,216.59
Prepaid Expenses		(3,715.96)
Accounts Payable		(10,274.56)
Other Assets		(2,179.39)
NET CASH PROVIDED BY OPERATING ACTIVITIES		140,171.06

CASH FLOWS FROM FINANCING ACTIVITIES:

Member 1 Draws	$	(20,000.00)
Member 2 Draws		(66,000.00)
Member Contributions		0.00
Net cash used provided by financing activities		(86,000.00)

NET INCREASE IN CASH AND CASH EQUIVALENTS		54,171.06
CB Main 1476		20,149.83
CB Payroll 1484		722.12
RAP MM 1590		37,029.90
Undeposited Funds		25,945.88
Total Cash at Beginning of Period		83,847.73
Cash at End of Period	$	138,018.79

See Accountant's Accompanying Notes

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

A.   Summary of Significant Accounting Policies

Organization

Reynolds Advisory Partners, LLC (the Company) is a California Limited Liability Company specializing in mergers and acquisitions, capital raising and related financial advisory services focused on middle market clients nationwide.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

Cash and cash equivalents

The Company considers cash in banks and investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent engagement fees billed and not collected less an allowance for doubtful accounts, if applicable. No allowance for doubtful accounts was deemed necessary at December 31, 2018.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of 3 to 5 years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

A.   Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Transaction fees related to mergers, acquisitions, finders, and financing fees are recognized upon closing of the related transaction. These are reflected as "Advisory services" in the accompanying statement of operations.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company is not a taxpaying entity for federal income tax paying purposes. The Company does file a Limited Liability Company Return of Income for the state of California. Accordingly, no federal income tax expense has been recorded in the financial statements. Income of the Company is taxed on the federal level to the member in its tax return.

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2018 revealed no uncertain tax positions that would have a material impact on the financial statements.

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2018.

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

A.   Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B.   Subsequent Events

Management has reviewed subsequent events through the date of the auditor's report, which is the date the financial statements were available to be issued.

C.   Significant Clients

The Company derived 95% of their revenue from four key clients during the year ended December 31, 2018. However, the makeup of the Company's client base will vary from year to year. Accordingly, an annual concentration in revenue from the same clients is remote.

D.   Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2018, the Company's net capital was $129,044 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

E. Retirement Plan

The Company provides a 401(k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company makes a matching contribution of 6% of compensation. In 2018, the Company made contributions in the amount of $14,625.

F. Commitment

Lease Commitment

On August 1, 2018, the Company entered into a lease agreement for office space. The lease expires January 31, 2020. The Company incurred rent expense of $112,871 for the year ended December 31, 2018.

Future minimum lease payments under the terms of this lease are:

2019	$48,743
2020	$4,062

SUPPLEMENTARY INFORMATION

REYNOLDS ADVISORY PARTNERS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBER'S EQUITY	$ 140,702
DEDUCTIONS: Nonallowable assets	(11,659)
NET CAPITAL	$ 129,043
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 8,975
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0696:1

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

SCHEDULE I

REYNOLDS ADVISORY PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Member of Reynolds Advisory Partners, LLC

We have performed the procedures included in accordance with Rule 17a-5(e)(4) under the
Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC)
Series 600 Rules, which are enumerated below and were agreed to by Reynolds Advisory
Partners, LLC and the SIPC, solely to assist you and the SIPC in evaluating Reynolds Advisory
Partners, LLC's compliance with the applicable instructions of the General Assessment
Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Reynolds Advisory
Partners, LLC's management is responsible for Reynolds Advisory Partners, LLC's compliance
with those requirements. This agreed-upon procedures engagement was conducted in accordance
with standards established by the Public Company Accounting Oversight Board (United States)
and in accordance with attestation standards established by the American Institute of Certified
Public Accountants. The sufficiency of these procedures is solely the responsibility of those
parties specified in this report. Consequently, we make no representation regarding the
sufficiency of the procedures described below either for the purpose for which this report has
been requested or for any other purpose. The procedures we performed and our findings are as
follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
   disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-
   17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount
   reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and
   working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and
   in the related schedules and working papers supporting the adjustments, noting no
   differences; and

5. Compared the amount of any overpayment applied to the current assessment with the
   Form SIPC-7 on which it was originally computed, noting no differences.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Reynolds Advisory Partners, LLC's financial statements. The supplementary information is the responsibility of Reynolds Advisory Partners, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
We have served as Reynolds Advisory Partners, LLC's auditor since 2009.
Denver, Colorado
February 24, 2019



HARDING AND HITTESDORF, P.C.

Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Reynolds Advisory Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Reynolds Advisory Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Reynolds Advisory Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Reynolds Advisory Partners, LLC stated that Reynolds Advisory Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Reynolds Advisory Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reynolds Advisory Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 24, 2019

REYNOLDS
Advisory Partners, LLC
Middle Market Investment Banking

ASSERTIONS REGARDING EXEMPTION PROVISIONS.

We, as members of management of Reynolds Advisory Partners, LLC (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the twelve month period from January 1, 2018 through December 31, 2018.

Reynolds Advisory Partners, LLC

By:



Douglas E. Reynolds, President
Name and Title

December 31, 2018
Date